Sydney Acquisitions ULC
Millennium Pharmaceuticals, Inc.
40 Lansdowne Street
Cambridge, Massachusetts 02139

DELIVERED AND                                                                                                                                                October 17, 2006
BY FACSIMILE (604-530-0976)

AnorMED Inc.
200 — 20353 64th Avenue
Langley, British Columbia
V2Y 1N5

Attention:	Kenneth Galbraith
Chairman and Interim Chief Executive Officer

Re:	Support Agreement dated as of September 26, 2006 between AnorMED Inc.
(“AnorMED”) and Millennium Pharmaceuticals, Inc.

We are writing with respect to the above-captioned Support Agreement.  Capitalized terms used but not defined in this letter have the meanings assigned to them in such Support Agreement.

Following our discussions and negotiations, this letter is written to set out our mutual agreement pursuant to Section 8.1(a) of the Support Agreement that the Support Agreement will terminate and be of no further force or effect, effective at 12:01 a.m. (Vancouver time) today (other than Section 7.4 of the Support Agreement which remains in full force and effect).  We acknowledge AnorMED will be entering into a support agreement with Genzyme Corporation and Dematal Corp. and AnorMED’s intention to recommend to its shareholders the acceptance of the revised offer to be made thereunder.

In consideration of the foregoing agreement between the parties and other good and valuable consideration, the sufficiency of which is acknowledged:

1.                                       AnorMED agrees to pay today the amount of US$19.5 million to, or as directed by, the Parent; and

2.                                       except for the payments contemplated by paragraph 1 above, AnorMED and the Offeror agree that neither party hereto shall have any obligations to make any other payments to the other party, under Section 6.2 of the Support Agreement or otherwise, and each of AnorMED and the Offeror, on behalf of itself and each of its parents (existing as of the date hereof), Affiliates (existing as of the date hereof) and Subsidiaries, and their respective directors, officers, employees, agents, advisers and attorneys, and their respective successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably releases, acquits, forever discharges and covenants not to commence a legal action against the other, and each of its parents (existing as of the date hereof) , Affiliates

                                                (existing as of the date hereof) and Subsidiaries, and their respective past and present directors, officers, employees, agents, advisers and attorneys, and their respective successors and assigns (collectively, the “Released Parties”), of and from any and all claims, demands and causes of action that the Releasing Parties, severally or jointly with others, had, has or may have against the Released Parties, or any of them by reason of, arising out of or relating to any aspect of the Support Agreement (collectively, the “Released Claims”), including without limitation any claim relating to any intentional or willful breach of the Support Agreement.  Notwithstanding the foregoing, the Released Claims shall not include any claims, demands or causes of action that arise out of or relate to the Confidentiality Agreement or this Termination Agreement or which a party had, has or may have against Genzyme Corporation or its Affiliates (existing as of the date hereof) or Subsidiaries (existing as of the date hereof) or any of their respective directors, officers, employees, agents, advisers or attorneys, whether or not any of them is or becomes a successor or assign of a Released Party.

For greater certainty, the parties hereto agree that the Confidentiality Agreement remains in full force and effect as of the date hereof.

Each of the parties hereby confirm to the other the same representations and warranties as to their power and authority to enter into and the binding nature of this agreement as if the representations and warranties given under Sections 1, 2 and 3 of Schedule B and Sections 1, 3 and 4 of Schedule C respectively of the Support Agreement applied to the agreement reflected in this letter.  The parties also confirm their intention that Section 1.8 (governing law), Section 1.9 (attornment), Section 9.4 (enurement) and Section 9.9 (counterpart execution) of the Support Agreement will apply to the agreement reflected in this letter.

We trust the foregoing adequately confirms our agreement with respect to the termination of our Support Agreement.  Could you please sign and return a copy of this letter to confirm your agreement.

Yours truly,

Sydney Acquisitions ULC
and Millennium Pharmaceuticals, Inc.

/s/ Deborah Dunsire

Deborah Dunsire, M.D.
President and Chief Executive Officer

Acknowledged and agreed this 17th day of October, 2006:

AnorMED Inc.

/s/ Kenneth Galbraith

Kenneth Galbraith, Chairman and Interim Chief Executive Officer

cc	McCarthy Tétrault LLP
Attention: Tim McCafferty
(facsimile: 604-622-5780)

cc	Farris Vaughan Wills & Murphy LLP
Attention: R. Hector MacKay-Dunn, Q.C.
(facsimile: 604-661-9349)

cc	Dorsey & Whitney LLP
Attention: Daniel Miller
(facsimile: 604-687-8504)